May 5, 2005

Pamela A. Long, Assistant Director
Chris Edwards, Senior Staff Attorney
Matt Franker, Staff Attorney
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Superior Essex, Inc.
  Form 10-K for the year ended December 31, 2004
  File No. 000-50514

Ladies and Gentlemen:

        We have reviewed your letter dated April 1, 2005, regarding our Form 10-K for the fiscal year ended December 31, 2004. We appreciate your comments, and below address each point raised by your letter. As noted below, we will make the changes discussed in future filings.

        Set forth below are each of your comments with responses as indicated.

Item 9A. Controls and Procedures, page 47.

  1.
  We note the disclosure that your controls and procedures have been designed to ensure that information "is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please clarify in future filings, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

        RESPONSE: We will comply with this request. In future filings, the following sentence will be added immediately following the sentence you quote above: "Further, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures have been designed to ensure that information required to be disclosed in reports filed by us under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure."

  2.
  We note your statement that "[a] system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." In future filings, please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

        RESPONSE: We will comply with this request. In future filings, the sentence you quote will be revised to read as follows: "A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls provides absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Notwithstanding the above, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level."

        We hereby acknowledge that we are responsible for the adequacy and accuracy of our disclosure in our filings and that comments of the Securities and Exchange Commission staff and changes made to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Further, we understand that we may not assert comments of the Commission's staff as a defense in any proceeding initiated by the Commission or any person under federal securities laws in the United States.

        We hope that our proposed disclosure referenced above will address the concerns raised in your comments. If you have any further questions, please call the undersigned at (770) 657-6470.

                      Sincerely,

                      Barbara L. Blackford
                      EVP, General Counsel and Secretary

BLB/pls